Exhibit 17.1

May 21, 2009

Board of Directors

Tootie Pie Company, Inc.

129 Industrial Drive

Boerne, TX 78006

Gentlemen:

I respectfully submit my resignation, effective today, as the Chief Financial Officer and Treasurer of Tootie Pie Company, Inc.  I am leaving to pursue other opportunities. I want to thank you for your time, effort and support during my tenure at the company. I wish you all and the company every success in the future.

Sincerely,

/s/ David Patterson